FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS  HELD ON MAY 30TH, 2017

1.         DATE, TIME AND PLACE: on May 30th, 2017, at 02:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The Meeting was duly called pursuant to paragraphs one and two of article 15 of the Bylaws and articles 7 and 8 of the Internal Regulation of the Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Aranha Corrêa do Lago, Maria Helena dos Santos Fernandes Santana, Manfred Heinrich Gartz, Ronaldo Iabrudi dos Santos Pereira and Yves Desjacques.

4.    AGENDA: (i) Analysis and deliberation of the Company's Reference Form; and (ii) Analysis and deliberation, under the terms of the Related Party Transactions Policy, of the Copyright License Agreement and the Trademark License Agreement to be executed between the Company and Distribuidora de Textiles y Confecciones S.A. – Didetexto (a company controlled by Éxito), through which the latter will allow the use of ARKITECT and BRONZINI brands for the sale of clothes and accessories by the Company.

5.         RESOLUTIONS: As the meeting was commenced, the Board of Director’s members examined the items comprised in the Agenda and resolved, unanimously and without reservations:

5.1. Analysis and deliberation of the Company's Reference Form: after analysis of the document and incorporation of the suggestions presented, the Board members resolved to approve the Company’s 2017 Reference Form (of the fiscal year of 2016), in accordance with the favorable recommendation of the Corporate Governance Committee and the Audit Committee, as well as to authorize the Company’s Board of Executive Officers to take all the necessary measures for the disclosure of the Reference Form herein approved by remittance to the Comissão de Valores Mobiliários – CVM.

5.2. Analysis and deliberation, under the terms of the Related Party Transactions Policy, of the Copyright License Agreement and the Trademark License Agreement to be executed between the Company and Distribuidora de Textiles y Confecciones S.A. – Didetexto (a company controlled by Éxito), through which the latter will allow the use of ARKITECT and BRONZINI brands for the sale of clothes and accessories by the Company: after discussions, Messrs. Members of the Board of Directors resolved to approve the transaction between Related Parties referred above, such approval being, however, subject to the ultimate analysis by the Audit Committee regarding the due compliance with the procedures imposed by the Company's Policy for Related Parties Transactions.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, May 30th, 2017. Chairman: Mr. Jean-Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva. Members: Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Aranha Corrêa do Lago, Maria Helena dos Santos Fernandes Santana, Manfred Heinrich Gartz, Ronaldo Iabrudi dos Santos Pereira and Yves Desjacques.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 31, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.